William E. Jordan wjordan@velaw.com

Tel 713.758.3550 Fax 713.615.5086

September 13, 2006

Mr. H. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE, Mail Stop 7010

Washington D.C. 20549-7010

Re:	Continental Resources, Inc.
Joint Development Agreement with ConocoPhillips Company

Mr Schwall:

Per our conversation on September 12, 2006, attached is a copy of the Joint Development Agreement (the “Agreement”) effective June 15, 2006, by and between Continental Resources, Inc. (the “Company”) and ConocoPhillips Company (with the Company, the “Parties”). Upon completion of your review, please return the Agreement to me at the address below.

As discussed, the Company does not believe that the Agreement is required to be filed under Item 601(b)(10) of Regulation S-K. The Agreement is of a type that is common throughout the oil and natural gas exploration and production industry and the Company has entered into fourteen similar joint development agreements in the past four years alone. Thus, the Company believes the Agreement is one that would “ordinarily accompan[y] the kind of business conducted” by the Company under Item 601(b)(10)(ii).

At the same time, the Company does not believe that the Agreement is a contract upon which its “business is substantially dependent” under Item 601(b)(10)(ii)(B). Under the Agreement, the Parties have certain rights to acquire acreage and participate in wells. However, the Parties are not required to exercise such rights, and, as a result, neither Party can “substantially depend” on any level of activity by the other party.

The Agreement provides for the establishment of an area of mutual interest within which each Party has the right, under certain conditions, (but not the obligation) to acquire a 50% interest in acreage subsequently acquired by the other Party. Additionally, each party has the right (but not the obligation) to acquire 50% of the other Party’s existing acreage

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Houston London Moscow New York Shanghai Tokyo Washington	First City Tower, 1001 Fannin Street, Suite 2500 Houston, TX 77002-6760 Tel 713.758.2222 Fax 713.758.2346 www.velaw.com

Mr. H. Roger Schwall Securities and Exchange Commission September 13, 2006 Page 2

within the exploration blocks (six section units) formed for the drilling of exploration wells. Each Party also has the right (but not the obligation) to participate in wells proposed by the other Party.

For the reasons set forth above, the Company does not feel that it is required to file the Agreement as an exhibit to its Registration Statement. Please do not hesitate to call me if you have any questions.

Regards,

/s/ William E. Jordan
William E. Jordan

First City Tower

1001 Fannin Street, Suite 2500

Houston, TX 77002-6760